Exhibit 99.1

iHuman Inc. Announces First Quarter 2024 Unaudited Financial Results

BEIJING, China, June 28, 2024 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Revenues were RMB235.0 million (US$32.5 million), compared with RMB265.2 million in the same period last year.
•	Gross profit was RMB168.1 million (US$23.3 million), compared with RMB185.6 million in the same period last year.
•	Operating income was RMB17.5 million (US$2.4 million), compared with RMB56.7 million in the same period last year.
•	Net income was RMB22.3 million (US$3.1 million), compared with RMB53.6 million in the same period last year.
•	Average total MAUs[1] reached a record-high of 26.38 million, a year-over-year increase of 25.1%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We started 2024 on a positive note, as our team precisely and efficiently executed our product roadmap to ensure our continued leadership in capturing user engagement. Central to our industry-leading product offerings are our high-quality content and advanced technological capabilities. In the first quarter, we continued to drive meaningful enhancements to our portfolio by leveraging these two strengths. Specifically, we intensified efforts to enhance our AI technologies and deepened their integration into our products to provide more dynamic and personalized experiences for our users. In June, we launched a brand-new product, iHuman Smart Coder, a full-year course developed and designed by iHuman’s stellar team that was led by graduates from Tsinghua University. This course is designed to foster a scientific mindset and digital literacy for children by blending curated content with innovative, exploratory, interactive, and immersive activities. With a scientifically-structured curriculum benchmarked against accredited proficiency exams, the course aims to transform kids from coding novices to proficient problem solvers prepared for a digitalized future. It also offers kids comprehensive support through a three-tiered system: a chatbot for immediate queries, a real-time code debugging feature powered by our proprietary large language model, and personalized guidance from seasoned instructors. We are confident that this course will equip the young minds with the skills and confidence to navigate an ever-evolving futuristic world.

We have also enriched our existing products with more AI-enabled experiences. Within iHuman Magic Thinking, we introduced “Challenge”, a new AI-powered feature that focuses on number literacy. Leveraging advanced AI algorithms, the new feature dynamically adapts the difficulty of questions to users’ level, ensuring that young learners remain appropriately challenged. This facilitates effective practice while preventing kids from becoming excessively frustrated, thus maintaining their engagement and enthusiasm.

Beyond our domestic efforts, expanding our presence in international markets continues to be our strategic priority. Adhering to our product-driven strategy, we continued to drive market penetration by strengthening our product pipeline to meet the unique needs of international users. We recently expanded the Aha World brand with Aha Makeover, a customizable, DIY-fashion design app that offers young children a dynamic platform to unlock their creativity through personalized virtual styling experiences. Kids can choose from a diverse array of avatars, personalize their hairstyles, decorate their avatar with different accessories, and experiment with an extensive wardrobe for various occasions. Our cutting-edge AR technology then seamlessly integrates virtual and physical elements, offering kids an interactive experience where their creations come to life.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Furthermore, we are making more selected domestic products which we believe have cross-border appeal and audiences available beyond the Chinese mainland market. For example, we have recently rolled out bekids Library, the adapted version of iHuman Readers, a comprehensive leveled English reading app that we collaborate on with Oxford University Press. Now available in Macau and Taiwan, it offers a curated collection of more than 1,000 graded readers from Oxford University Press and caters to different proficiency levels and interests. bekids Library also allows kids to record and listen their independent reading, personalizing the reading experience for every child.

Moving forward, our focus remains on enhancing our core competencies and creating high-quality and popular products to promote the holistic development of young children.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “Throughout the first quarter, our steadfast commitment to product excellence continued to propel our business forward. Supported by high levels of user satisfaction and loyalty, our average total MAUs reached a record-high of 26.38 million, representing a year-over-year increase of 25.1%. Additionally, we recorded profitability for the ninth consecutive quarter. With ongoing profitability and healthy cash reserves, we have stepped up investments in several key strategic priorities. These include advancing AI research and development to elevate product value and user experience, expanding our product range to cater to a broader age demographic and increase total addressable market, and intensifying international marketing efforts to bolster our brand recognition globally. While these increased investments may temporarily impact our short-term profitability, we believe they are crucial for reinforcing our industry leadership, sustaining our long-term growth, and creating long-term value for our shareholders.”

First Quarter 2024 Unaudited Financial Results

Revenues

Revenues were RMB235.0 million (US$32.5 million), a decrease of 11.4% from RMB265.2 million in the same period last year, primarily reflecting the ongoing normalization from the exceptional performance in the same period last year, which was caused by a heightened demand driven by more indoor activities during the pandemic.

Average total MAUs for the quarter reached a record-high of 26.38 million, an increase of 25.1% year-over-year from 21.09 million in the same period last year.

Cost of Revenues

Cost of revenues was RMB66.9 million (US$9.3 million), a decrease of 16.0% from RMB79.6 million in the same period last year, primarily due to decreased channel costs.

Gross Profit and Gross Margin

Gross profit was RMB168.1 million (US$23.3 million), compared with RMB185.6 million in the same period last year. Gross margin was 71.5%, compared with 70.0% in the same period last year.

Operating Expenses

Total operating expenses were RMB150.6 million (US$20.9 million), an increase of 16.9% from RMB128.8 million in the same period last year.

Research and development expenses were RMB67.9 million (US$9.4 million), an increase of 10.1% year-over-year from RMB61.7 million in the same period last year, primarily due to increased payroll related expenses.

Sales and marketing expenses were RMB55.0 million (US$7.6 million), an increase of 36.0% from RMB40.4 million in the same period last year, primarily due to increased strategic spending on promotional activities, brand enhancement, and overseas expansion.

General and administrative expenses were RMB27.7 million (US$3.8 million), compared with RMB26.7 million in the same period last year.

Operating Income

Operating income was RMB17.5 million (US$2.4 million), compared with RMB56.7 million in the same period last year.

Net Income

Net income was RMB22.3 million (US$3.1 million), compared with RMB53.6 million in the same period last year.

Basic and diluted net income per ADS were RMB0.42 (US$0.06) and RMB0.41 (US$0.06), respectively, compared with RMB1.01 and RMB0.98 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB313.8 million (US$43.5 million) as of March 31, 2024, compared with RMB318.6 million as of December 31, 2023.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB1,131.3 million (US$156.7 million) as of March 31, 2024, compared with RMB1,213.8 million as of December 31, 2023. The decrease was primarily due to the payment of annual bonuses to employees in the first quarter.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024, which was RMB7.2203 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,213,767	890,805	123,375
Time deposits	-	240,521	33,312
Accounts receivable, net	60,832	68,068	9,427
Inventories, net	16,518	17,247	2,389
Amounts due from related parties	1,810	2,850	395
Prepayments and other current assets	89,511	93,567	12,959
Total current assets	1,382,438	1,313,058	181,857
Non-current assets
Property and equipment, net	6,169	5,504	762
Intangible assets, net	23,245	22,080	3,058
Operating lease right-of-use assets	3,648	3,235	448
Long-term investment	26,333	26,333	3,647
Other non-current assets	8,662	8,286	1,146
Total non-current assets	68,057	65,438	9,061
Total assets	1,450,495	1,378,496	190,918

LIABILITIES
Current liabilities
Accounts payable	22,139	21,556	2,985
Deferred revenue and customer advances	318,587	313,790	43,459
Amounts due to related parties	4,428	22,710	3,145
Accrued expenses and other current liabilities	143,677	94,054	13,026
Dividend payable	-	37,525	5,197
Current operating lease liabilities	1,927	1,823	252
Total current liabilities	490,758	491,458	68,064
Non-current liabilities
Non-current operating lease liabilities	1,933	1,495	207
Total non-current liabilities	1,933	1,495	207
Total liabilities	492,691	492,953	68,271

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2023 and March 31, 2024; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 125,122,382 Class A shares issued and 119,284,712 outstanding as of March 31, 2024; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and March 31, 2024; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2023 and March 31, 2024)	185	185	26
Additional paid-in capital	1,088,628	994,532	137,741
Treasury stock	(16,665)	(17,922)	(2,482)
Statutory reserves	8,164	8,164	1,131
Accumulated other comprehensive income	17,955	18,745	2,596
Accumulated deficit	(140,463)	(118,161)	(16,365)
Total shareholders’ equity	957,804	885,543	122,647
Total liabilities and shareholders’ equity	1,450,495	1,378,496	190,918

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Revenues	265,203	235,003	32,548
Cost of revenues	(79,636)	(66,892)	(9,264)
Gross profit	185,567	168,111	23,284

Operating expenses
Research and development expenses	(61,673)	(67,923)	(9,407)
Sales and marketing expenses	(40,435)	(54,995)	(7,617)
General and administrative expenses	(26,735)	(27,724)	(3,840)
Total operating expenses	(128,843)	(150,642)	(20,864)
Operating income	56,724	17,469	2,420
Other income, net	6,082	9,010	1,248
Income before income taxes	62,806	26,479	3,668
Income tax expenses	(9,160)	(4,177)	(579)
Net income	53,646	22,302	3,089

Net income per ADS:
-Basic	1.01	0.42	0.06
-Diluted	0.98	0.41	0.06

Weighted average number of ADSs:
-Basic	52,953,297	52,729,148	52,729,148
-Diluted	54,763,570	54,691,599	54,691,599

Total share-based compensation expenses included in:
Cost of revenues	98	40	6
Research and development expenses	638	457	63
Sales and marketing expenses	379	46	6
General and administrative expenses	1,292	301	42

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Operating income	56,724	17,469	2,420
Share-based compensation expenses	2,407	844	117
Adjusted operating income	59,131	18,313	2,537

Net income	53,646	22,302	3,089
Share-based compensation expenses	2,407	844	117
Adjusted net income	56,053	23,146	3,206

Diluted net income per ADS	0.98	0.41	0.06
Impact of non-GAAP adjustments	0.04	0.01	0.00
Adjusted diluted net income per ADS	1.02	0.42	0.06

Weighted average number of ADSs – diluted	54,763,570	54,691,599	54,691,599
Weighted average number of ADSs – adjusted	54,763,570	54,691,599	54,691,599